Exhibit 99.8

NICE inContact Recognizes DEVone Partner Companies Who are
Reinventing CXone User Experiences

DEVone Partner Showcase highlights award winners who demonstrate innovative and collaborative use of their CXone applications to enhance the customer experience

Salt Lake City, October 19, 2017 – NICE inContact (Nasdaq:NICE) today announced its 2017 DEVone Partner Award winners, who were recognized at the NICE inContact DEVone Partner Showcase, attended by more than 300 partners and NICE inContact employees. The event included 32 partner exhibits and demonstrations of products built for NICE inContact CXoneTM, the world's No. 1 cloud customer experience platform.

DEVone partner award winners demonstrated their innovative applications, collaborations and shared vision for CXone, and were recognized in the following categories:

INNOVATOR AWARD: Inbenta and CogniCor were each recognized for recently developing innovative chatbot products that integrate with the CXone vision and the NICE inContact suite of solutions.

SPIRIT AWARD: RiverStar and SpiceCSM received the award for engaging in regular sponsorship opportunities with NICE inContact and who have shown the most involvement in NICE inContact co-marketing initiatives.

RISING STAR AWARD: Vidyo earned this as a new partner showing active engagement and collaboration with NICE inContact co-marketing activities, sponsorships and opportunities to engage with the sales and services teams.

COLLABORATION AWARD: EPIC Connections and SmartAction were recognized for their collaboration on solutions to serve NICE inContact customers. SmartAction and EPIC Connections partnered with NICE inContact and our joint customer TechStyle Fashion Group to deliver a highly-rated Executive track session at the NICE inContact user conference last May.
The DEVone Partner Awards wrapped up the successful showcase featuring 32 NICE inContact DEVone partner companies and featuring product presentations and first looks into the ground-breaking ways CXone can be enhanced with partner applications.

"We are pleased to recognize stand-out partners for their contribution to customer experience excellence," said Paul Jarman, CEO NICE inContact. "The new DEVone Partner Showcase event is a phenomenal way to show how the customer journey can be enhanced with CXone. NICE inContact always wants to recognize the outstanding achievements of companies that are leveraging the solution to accomplish their business goals."

DEVone offers partners broad tools and resources to enable them to create new applications on CXone including over 250 available APIs, extensive documentation and support, and access to an online developer community. Companies interested in how each company works with CXone can visit CXexchange to view the applications, see demos and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world's No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact's solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact's DEVone developer program is the industry's largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE (Nasdaq: NICE), the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.niceincontact.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.